June 3, 2022

VIA EDGAR
==========
Alison White
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Select Portfolios Trust; File Nos. 333-264440

Dear Ms. White,

On April 22, 2022, Cantor Select Portfolios Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-14 (the “Registration Statement”) with respect to Cantor Growth Equity Fund, a series of the Trust (the “Fund”). On May 3, 2022, we received oral accounting comments from Mindy Rotter on the Registration Statement. On May 12, 2022, we received oral comments from you on the Registration Statement. On May 19, 2022, we received an additional oral comment from you on the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

ACCOUNTING COMMENTS

Comment 1. Please confirm in correspondence that the capitalization table will be completed in a pre-effective amendment to the Registration Statement and will be dated as of a date within 30 days of the filing of the pre-effective amendment.

Response. The Registrant so confirms.

Comment 2. Please confirm in correspondence that, in addition to being the accounting survivor, the Existing Fund will be the legal and performance survivor. In addition, please also disclose the performance and legal survivor in the pre-effective amendment.

Response. The Registrant so confirms. The Registrant has included the statements requested in the pre-effective amendment.

Comment 3. Please disclose in the pre-effective amendment the estimated costs of the Reorganization and provide that amount in correspondence.

Response. The Registrant has filled in the blank for the estimated costs of the Reorganization in the pre-effective amendment. The estimated costs are approximately $250,000.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
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Comment 4. The Registration Statement does not make reference to repositioning of the portfolio directly related to the Reorganization. Please disclose in the pre-effective amendment whether such a repositioning is planned, and the reasoning, quantity, cost, and tax consequences of any such portfolio repositioning. Please also provide the disclosure added to the Registration Statement in correspondence.

Response. The portfolio of the Existing Fund is not expected to be repositioned in connection with the Reorganization. The following sentence was added to the end of the second paragraph in “Synopsis – The Reorganization – Background.”

There will be no repositioning of the Exiting Fund’s portfolio in connection with the Reorganization.

GENERAL DISCLOSURE COMMENTS

Comment 5. Please confirm supplementally that holding a virtual meeting is consistent with applicable state law and the Fund's governing documents (with citation to the specific language in such documents).

Response. The Registrant believes that holding a virtual meeting is consistent with Delaware law (permitted by Title 12, Section 3806(f) of the Delaware Code) and the Existing Fund’s governing documents (neither the by-laws nor declaration of trust prohibit it, so it is permitted per DE law).

Comment 6. Please advise whether you contemplate any intentional changes to the meeting experience when compared to an in-person meeting.  For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person?

Response. The Registrant does not contemplate any intentional changes to the meeting experience when compared to an in-person meeting. Investors will be able to ask questions and/or make statements to the same extent as in an in-person meeting.

Comment 7. Please consider providing a technical assistance phone number for investors to use if they experience 'day of' problems logging on, hearing, or being heard, at the meeting.

Response. The Registrant has added the information requested.

Comment 8. In the letter to shareholders, please explain why the word “unanimously” is bracketed. Either revise it to reflect the correct approval by the board or explain why the Registration Statement was filed prior to board approval of the reorganization.

Response. The reorganization was unanimously approved by the Existing Fund’s board. The brackets have been removed.

Comment 9. In the last paragraph on the first page of the notice, please clarify what kinds of proof of ownership are accepted.

Response. The Registrant has revised the disclosure as requested.

Comment 10. In the Q&A, add a Q&A regarding why the reorganization is being proposed.

Response. The Registrant has added the disclosure requested.

Comment 11. In the second Q&A, please revise the response to indicate that the board approved the reorganization.

Response. The Registrant has added the disclosure requested.

Comment 12. In the table comparing the investment strategies in the Synopsis, the last paragraph of the strategy for the New Fund is repeated. Please delete the duplicate disclosure.

Response. The Registrant has removed the duplicate disclosure.

Comment 13. In the Synopsis – Redemption Procedures – Low Balances – Comparison on the bottom of page 10, it states that the account minimum for Institutional Class and Class R6 shares is higher for the New Fund than for the Existing Fund, but they appear to be the same. Please reconcile the disclosure.

Response. The Registrant has revised the disclosure to reflect that both Funds have the same minimum for Institutional Class and Class R6 shares.

Comment 14. In Reasons for the Reorganization on page 23, please clarify why the Board of Trustees of DGEF considered the Reorganization in the first place (such as the Fund was losing assets or there was a problem with the Adviser) and explain why the Board of Trustees would consider liquidating the Existing Fund should the Reorganization not be approved by shareholders.

Response. The Registrant has added the disclosure requested.

Comment 15. In Information About the Existing Fund and the New Fund on page 25, it notes that a copy of the Prospectus is included with the Registration Statement. Please clarify that it is the New Fund’s Prospectus.

Response. The Registrant has revised the disclosure as requested.

Comment 16. In Voting Matters on page 26, it references broker non-votes. Because the matter being proposed at the meeting is a non-routine matter, it is unclear why there would be any broker non-votes. Please revise the disclosure accordingly.

Response. The Registrant has revised the disclosure as requested.

Comment 17. Please provide a copy of the Proxy Card.

Response. The Registrant has included a copy of the Proxy Card with the amended Registration Statement.

Comment 18. In the Part C, please add the title Principal Accounting Officer to Zachary Richmond’s titles on the signature page.

Response. The Registrant added the disclosure requested.

Comment 18. In the Part C, please add the indemnification representation required by Rule 484 to Item 15.

Response. The Registrant added the disclosure requested.

SUPPLEMENTAL COMMENT

Comment 19. In Article VIII, Section 7 of the Registrant’s Declaration of Trust, please add a provision to the Dec of Trust, or otherwise modify the Dec of Trust, to clarify explicitly that notwithstanding anything to the contrary in the Dec of Trust, nothing in the Dec of Trust modifying, restricting or eliminating the duties or liabilities of the trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response. The Registrant has made the revision requested and will file the amended declaration of trust with a future post-effective amendment to the Trust’s registration statement on Form N-1A.

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If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle